Exhibit 12.1

W&T OFFSHORE, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

(In thousands, except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Income (loss) before income taxes	$(828,482)	$215,759	$306,354	$290,026	$229,490
Add: Fixed charges	56,961	66,006	32,891	2,967	3,581
Less: Capitalized interest	(19,292)	(25,100)	(13,238)	—	—

Earnings (loss) before fixed charges	$(790,813)	$256,665	$326,007	$292,993	$233,071

Fixed charges:
Interest expense, net of amounts capitalized	$34,709	$37,088	$17,180	$1,145	$2,118
Capitalized interest	19,292	25,100	13,238	—	—
Portion of rental expense representative of an interest factor	2,960	3,818	2,473	1,822	1,463

Total fixed charges	56,961	66,006	32,891	2,967	3,581
Preferred stock dividends (1)	—	—	—	—	1,385

Combined fixed charges and preferred stock dividends	$56,961	$66,006	$32,891	$2,967	$4,966

Ratio of earnings (loss) to fixed charges	—	3.9	9.9	98.8	65.1

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	—	3.9	9.9	98.8	46.9

(1)	Preferred stock dividends are adjusted to reflect the amount of pre-tax earnings required for payment. In connection with our initial public offering in January 2005, all outstanding shares of our preferred stock were converted into our common stock.

(2)	In 2008, earnings were insufficient to cover fixed charges by $847.8 million and therefore no ratio is shown.